SICHENZIA ROSS FRIEDMAN FERENCE LLP
1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

December 20, 2006

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	Inrob Tech, Ltd., Inc.
Form10-KSB for Fiscal Year Ended December 31, 2005
Filed March 31, 2006
Form 10-QSB for Fiscal Quarter Ended March 31, 2006
Filed May 15, 2006
File No.: 0-49950

Dear Mr. Spirgel:

On behalf of the Company, we are hereby enclosing two copies of amendment No. 1 to the Company’s Annual Report On Form 10-KSB (the “Annual Report”).

By letter dated December 7, 2006, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Annual Report. Following are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment. Page references are to the marked version of the Annual Report.

Form 10-KSB for the year ended December 31, 2005

Report of Independent Registered Accounting Firm, page F-2

1.
We note your response to our previous comment number 1. It is still unclear to us how Davis Accounting Group met the PCAOB standards to be the principle auditor in its audit of the 2005 financial statements. Please advise us in detail. Also, explain to us any anticipated changes in Davis Accounting Group’s audit procedures in connection with its audit of the 2006 financial statements.

The Company advises the Staff that it contracted with two independent auditing firms in order to prepare the financial statements and related notes for its SEC filings as of and for the period ended December 31, 2005, and compliance related thereto, as explained in previous correspondence with the Staff. The Company understands the following with regards to the auditing process and procedure before the PCAOB: that (i) an independent auditing firm that is not registered with the PCAOB (which is the case of Judah Erlich & Co.) cannot play a “substantial role” in the audit of an SEC registrant; (ii) Davis Accounting Group P.C. must be independent in appearance and in fact as an auditing firm registered with the PCAOB; and (iii) Davis Accounting Group P.C., as a PCAOB registered auditing firm, must demonstrate its role as principal auditor on all audit engagements pertaining to the Company.

The Company has again contacted Davis Accounting Group P.C. and, after detailed discussion of their procedures, believe that it has complied in all respects with the elements outlined above as the Company’s principal independent auditor with the following exception: Davis Accounting Group P.C., as the principal auditor, did not specifically engage Judah Erlich & Co., CPA’s - Israel, to do a portion of the audit work for the period ended December 31, 2005. That engagement was conducted by the Company.

As part of the audit procedures for the year ending December 31, 2006, Davis Accounting Group P.C. has agreed that, as principal auditor, it will specifically engage Judah Erlich & Co. CPA’s - Israel as an agent in Israel to complete specific audit tasks related to the audit process, and that Judah Erlich & Co. CPA’s will continue to play a “non-substantial role” in the Company’s annual audit.

Balance Sheet, page F-3

2.
We note your response to our previous comment number 2 and the related disclosure in your financial statements, including Notes (4) and (8). We understand as the first step in your recapitalization, Inrob Israel acquired 2,057,415 shares of common stock of Western Gaming Corporation for $475,000 on behalf of Mr. Joseph. The shares were transferred immediately to Mr. Joseph in exchange for a promissory note in the same amount. The decision to have Inrob Israel acquire the shares of Western Gaming Corporation on Mr. Joseph’s behalf, rather than Mr. Joseph acquiring them directly, appears to have been made by him in his capacity as the sole Director and stockholder of Inrob Israel. Therefore, we continue to believe this is akin to a capital distribution and as previously requested, we request that you reflect the promissory note as a deduction from equity. Please revise or advise.

The Company confirms its understanding of the reasons for which a receivable from an officer of the Registrant would be required to be offset or deducted from the dollar amount of common stock subscribed, and has moved the receivable of $475,000 from Mr. Joseph from the other receivable caption on the balance sheet to the equity section of the balance sheet, to show it as an offset to the Company’s common stock equity.

Statements of Stockholders’ Equity, page F-5

3.
We note your prior response number 3. We also note that the accounting for a reverse acquisition is similar to a stock split; therefore, you must restate all periods presented - including those prior to the reverse acquisition - to give effect to the number of shares issued in the recapitalization transaction.

The Company has recast the Statement of Stockholders’ Equity to present the beginning balance as of December 31, 2003, as if the reverse merger transaction had been completed.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/ Louis A. Brilleman

Louis A. Brilleman